Lightspeed Appoints Manon Brouillette to its Board of Directors
Accomplished CEO joins the global commerce company as it continues to propel SMBs through the next era of digital transformation

Montréal, QC (November 24, 2020) – Lightspeed POS Inc., a global commerce leader, today announced the appointment of distinguished technology CEO Manon Brouillette to its board of directors. Brouillette brings valuable insights and a fresh perspective as Lightspeed actively rolls out new innovations in cloud-based technology for SMBs in the retail, hospitality, and golf industries. As one of Canada’s 100 Most Powerful Women, she will provide superior expertise as a former executive who led telecommunications giant, Videotron.
In her previous role as CEO of Videotron, Brouillette spearheaded a series of large-scale strategic rollouts until January 2019. This included Videotron’s entry into the wireless market ($1B investment), making the company Canada’s fastest-growing carrier, and transforming the cable television business model into a multiplatform, on-demand and linear video service. Since then, she has worked as an advisor to venture capital and private equity firms, and sits on the board of Altice USA (NYSE:ATUS), National Bank of Canada (TSX:NA), Sonder and Ipsy.
“I’ve had the unique opportunity to closely watch Lightspeed scale its operations on a global level,” said Brouillette. “I’m thrilled to join Lightspeed’s board of directors during this pivotal moment in the company’s history. I’ve long admired businesses that make up the fabric of their community, and I am eager to support Lightspeed’s mission to help complex SMBs accelerate business growth with the adoption of industry-leading digital solutions.”
“We are truly grateful to have Manon Brouillette join our board of directors with her extensive experience establishing and growing technology leaders,” said Dax Dasilva, Lightspeed Founder and CEO. “Brouillette’s esteemed career transforming corporations for a new digital era adds another imperative voice of leadership that will drive our business forward.”
Further demonstrating the company’s growth, Lightspeed recently announced its entry into a definitive purchase agreement to complete the landmark acquisition of ShopKeep, a leading cloud commerce platform provider based in New York City. Lightspeed has also released new innovations to support SMBs as they future-proof their businesses. This includes the recent launch of Lightspeed Subscriptions, a module that allows retailers to collect recurring revenue, and Lightspeed Capital powered by Stripe, a resource that provides select retailers with quick and easy financing. Within hospitality, this includes Lightspeed eCom for Restaurant, a solution helping food service users seamlessly transition their businesses online, and Lightspeed Order Ahead, a cost-efficient online ordering management system designed to facilitate takeout for restaurateurs seeking new revenue streams.

About Lightspeed
Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments and ultimately grow their business.
Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where communities go to shop and dine. Lightspeed has staff located in Canada, USA, Europe, and Australia.
Forward Looking Statements
This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of the Company’s management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian Securities regulatory authorities and the U.S. Securities and Exchange Committee, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed’s subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Contact:
Victoria Baker
NKPR
victoriab@nkpr.net
SOURCE Lightspeed POS Inc.
Bradley Grill
bradley.grill@lightspeedhq.com